

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2014

Declan James Harkin
Director
Georgia Worldwide PLC
11 Old Jewry, 6th Floor
London EC2R 8DU
United Kingdom

   Re: Georgia Worldwide PLC
     Amendment No. 3 to
     Registration Statement on Form F-4
     Filed December 18, 2014
     File No. 333-199096

Dear Mr. Harkin:

  We have reviewed your responses to the comments in our letter dated December 10, 2014 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Signatures, page II-3

1. We note your response to our prior comment 2. Instruction 1 to Signatures for From F-4 requires that the registration statement be signed by your principal executive officer and either your controller or principal accounting officer. Please revise the second half of the signature block to indicate which persons are signing in the capacity of principal executive officer and either controller or principal accounting officer.

Exhibits

Exhibit 5.1

2. We note your response to our prior comment 6 and reissue the comment. Paragraph 3.1 still appears to contain a limitation on reliance with the language: "It may not, without our prior written consent, be relied upon for any other purpose or be disclosed to any other person." Please remove such language. Refer to Staff Legal Bulletin 19, Section II.B.3.d.

You may contact Amy Geddes at (202) 551-3304 or Lyn Shenk, Accounting Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Lyn Shenk for

Susan Block
Attorney-Advisor

cc: Benjamin M. Roth, Esq.
        Wachtell, Lipton, Rosen & Katz